EXHIBIT 99.2

February 7, 2005

Dear________:

     This letter confirms our agreement (the “Voting Agreement”) regarding the shares ($0.00002 par value per share) of Common Stock (“Common Stock”); Series B Convertible Preferred Stock (the “Series B Stock”); Series D Convertible Preferred Stock (the “Series D Stock”); and Series E Convertible Preferred Stock to be issued to the Company (as defined below) (the “Series E Stock,” and together with the Series B Stock and the Series D Stock, the “Preferred Stock”) of Novo Networks, Inc., a Delaware corporation (the “Parent”), beneficially owned (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended) by you and any other shares of Common Stock or Preferred Stock as to which you may hereafter acquire beneficial ownership. All of such shares of Common Stock and Preferred Stock beneficially owned by you, as reflected on Exhibit A hereto, are referred to herein as the “Shares.” In order to induce the Parent and Berliner Communications, Inc., a Delaware corporation (the “Company”), to enter into an Asset Purchase Agreement to be executed by and among the Parent, BCI Communications, Inc., a Delaware corporation and wholly owned subsidiary of the Parent (the “Sub”), and the Company (the “Purchase Agreement”), a working copy of which is attached hereto as Exhibit B, whereby the Sub will acquire all or substantially all of the assets and liabilities of the Company (the “Acquisition”), you, the Parent, and the Company, both as a party to the Purchase Agreement and in its capacity as a holder of Common Stock and as the sole holder of the Series E Stock, hereby agree as follows (capitalized terms used herein, but not otherwise defined, will have the meanings ascribed to them in the Purchase Agreement):

Approval of the Holders of the Common Stock, Together With the Holders of the Series D Stock and the Series E Stock, Voting as a Class, as Well as the Approval of the Holders of the Series B Stock, the Series D Stock, and the Series E Stock, Each Voting Separately as a Class

     If you are a holder of Shares of Common Stock, Series B Stock, Series D Stock, or Series E Stock, you hereby agree to vote or cause to be voted all of the Shares over which you have, or will have, voting power

(i)	in favor of the approval and adoption of the Purchase Agreement and the transactions contemplated thereby;

(ii)	in favor of the approval and adoption of the certificate of amendment to the Parent’s certificate of incorporation, a copy of which is attached hereto as Exhibit C (the “Certificate of Amendment”), which will, among other things, effect a name change of the Parent, increase the amount of authorized Common and Preferred Stock, and effect a reverse split of the Common and Preferred Stock;

(iii)	in favor of agreements with the holders of the Preferred Stock to amend the terms of the Preferred Stock as set forth in the Certificate of Amendment; and

(iv)	to cause the immediate conversion of all issued and outstanding Shares of Preferred Stock into Common Stock upon the filing of the Certificate of Amendment with the Delaware Secretary of State (the “Effective Time”).

Approval of the Holders of the Series D Stock, Voting as a Class

     If you are a holder of Shares of Series D Stock, you hereby further agree with respect to all such Shares

(i)	from and after the date of the closing of the Acquisition, you will be deemed to have (a) waived all of your future rights, as a holder of Series D Stock, to the quarterly dividends provided for in Section 1 of the Series D Certificate of Designation, and payable after December 31, 2004 (the “Series D Future Dividends”), without affecting your right to receive dividends that have accrued through December 31, 2004, regardless of whether the Series D Future Dividends are payable in cash or stock, and (b) release the Parent from its obligation to pay the Series D Future Dividends notwithstanding anything to the contrary in the Series D Certificate;

(ii)	for purposes of Section 2.4 of the Series D Certificate of Designation, you (a) acknowledge that the liquidation preference granted to the Series E Convertible Preferred Stock that the Parent will issue to the Company as consideration for the Acquisition (the “Series E Stock”) will not constitute a liquidation preference greater in amount than the purchase price of the Series E Stock, plus dividends, if any, accrued but unpaid on such purchase price and (b) waive any right that you have to challenge or otherwise dispute such a determination; and

(iii)	for purposes of Section 2.3(a) of the Series D Certificate of Designation, the Parent will not be required to treat the issuance of the Series E Stock to the Company as a liquidation, dissolution, or winding up of the affairs of the Parent.

Approval of the Holders of the Series B Stock and the Series D Stock, Each Voting Separately as a Class

     If you are a holder of Shares of Series B Stock or Series D Stock, with respect to all such Shares you hereby agree, consent to, and approve of the issuance of the Series E Stock to the Company.

Approval of the Holders of the Series B Stock, the Series D Stock, and the Series E Stock, Each Voting Separately as a Class

     If you are a holder of Shares of Series B Stock, the Series D Stock, and the Series E Stock, upon issuance, with respect to all such Shares you hereby approve, consent to, and agree that regardless of the provisions set forth in the respective certificates of designation for the Series B Stock, the Series D Stock, and the Series E Stock, as such provisions exist at the current time (and without affecting the obligations of the holders of the Preferred Stock to effect the conversion of the Preferred Stock into Common Stock upon the effectiveness of the Certificate of Amendment), in the event of any voluntary or involuntary liquidation (whether complete or partial), dissolution, or winding up of the Parent (including a Deemed Liquidation as defined in the Series D Certificate of Designation), that prior to the holders of the Common Stock receiving any proceeds from such a liquidation event, the holders of the Preferred Stock will share ratably in the collective value of

(i)	the liquidation preference of the Series B Stock as of December 31, 2004;

(ii)	the liquidation preference of the Series D Stock as of December 31, 2004; and

(iii)	the agreed upon liquidation value of the Series E Stock as designated in the Purchase Agreement;

in the following percentages: 6.57% to the holders of the Series B Stock; 13.82% to the holders of the Series D Stock; and 79.61% to the holders of the Series E Stock.

Agreement Among the Holders of the Series B Stock and the Series D Stock

     If you are a holder of the Series D Stock, you hereby agree that, during the period beginning on the date of the closing of the Acquisition and until the Effective Time, you will exercise your right to designate one (1) of the three (3) members not selected by the Company to the Parent’s board of directors (the “Board”) in consultation with the holders of the Series B Stock.

Agreement Among the Holders of the Series B Stock, the Series D Stock, and the Company

     The Company hereby agrees that, for the period beginning on the Effective Time and continuing until the date that the current holders of the Series B Stock and the Series D Stock (the “Converted Preferred Stockholders”) collectively hold less than 30% of the shares of Common Stock held by the Converted Preferred Stockholders at the Effective Time, the Company will nominate for election, vote all shares of Parent’s Common Stock that the Company now holds or will hold in the future for, and otherwise support, one (1) individual designated by the holders of 75% of the Common Stock held by the Converted Preferred Stockholders to the Parent’s Board, assuming that there are five (5) directors, or such other number of director designees as will equal 20% of the total membership of the Parent’s Board in the event of any increase. The Company also hereby agrees not to vote to remove any such director designee unless such removal is requested in writing by holders of 75% of the Common Stock then held by the Converted Preferred Stockholders. If any such director designee ceases, for any reason, to serve as a member of the Parent’s Board during his or her term of office, the Company also hereby agrees to vote all shares of the Parent’s Common Stock that the Company now holds or will hold in the future for the election of such new director designee as will be recommended in writing by the holders of 75% of the Common Stock then held by such Converted Preferred Stockholders.

     Notwithstanding anything to the contrary in this Voting Agreement, nothing herein will require any of us to hold any shares of the Parent’s Common or Preferred Stock that we may own for any specified period of time or restrict or limit in any manner or rights to sell, pledge, transfer, distribute or otherwise dispose of such shares.

Granting Your Proxy

     In furtherance of your agreement herein to vote the Shares in accordance with the terms of this Voting Agreement, you hereby revoke any and all previous proxies with respect to any of the Shares and grant to the Parent and the Company and such individuals or corporations as the Parent and the Company may reasonably designate an irrevocable proxy to vote all of the Shares in accordance with this paragraph on any matters that may be presented to stockholders of the Parent with respect to the matters referred to in the second paragraph above. You hereby acknowledge that the proxy granted by the foregoing sentence is coupled with an interest and is irrevocable. In addition, you hereby agree to execute such additional documents and take such other action as the Parent and the Company may reasonably request to effectuate its proxy and voting rights under this paragraph. Notwithstanding anything to the contrary in this Voting Agreement, the obligation for you to vote the Shares and the proxy granted to the Parent and the Company hereby will automatically terminate and be of no further force and effect upon the Expiration Date (as defined below).

     Notwithstanding anything to the contrary in this Voting Agreement, the Parent and the Company understand and acknowledge that you will have no obligation, as a result of this Voting Agreement, to exercise stock options or other derivative securities exercisable, exchangeable, or convertible into shares of Common Stock.

Miscellaneous Provisions

     You hereby represent and warrant as to the Shares, except as otherwise disclosed on Schedule I hereto, that

(i)	you are the sole record and beneficial owner of and have full right, power, and authority to sell and vote the Shares, or if you are not the sole beneficial and record owner, you have the full right, power, and authority to vote the Shares, and in either event, this Voting Agreement is a valid and binding agreement, enforceable against you, in accordance with its terms;

(ii)	neither the execution of this Voting Agreement nor the consummation by you of the transactions contemplated hereby will constitute a violation of, conflict with, or default under, any contract, commitment, agreement, understanding, arrangement, or restriction of any kind to which you are a party or by which you or the Shares are bound; and

(iii)	during the term of this Voting Agreement, the Shares will be held by you free and clear of all proxies, voting trusts, and other voting agreements, understandings, or arrangements providing for any right on the part of any person other than you to vote the Shares except any such understandings arising under this Voting Agreement.

     The Parent and the Company hereby represent and warrant that they have the corporate power and are duly authorized to enter into this Voting Agreement.

     We each hereby agree that you are not making any agreement or understanding herein in any capacity other than as a stockholder of the Parent or the Company. If you are, or any of your Affiliates, employees, or agents is an officer or member of the board of directors of the Parent or the Company, nothing herein will in any way limit or affect actions taken by you or them in such capacity, and no action taken in furtherance of your or their fiduciary duties as an officer or director of the Parent or the Company will be deemed to be a breach of the provisions of this Voting Agreement.

     We each hereby agree that this Voting Agreement creates legally binding commitments, enforceable in accordance with their terms. This Voting Agreement

(i)	constitutes the entire agreement among us with respect to the subject matter hereof;

(ii)	supersedes all other prior agreements and understandings, both written and oral, between us with respect to the subject matter hereof; and

(iii)	is not intended to confer upon any other person any rights or remedies hereunder.

     You hereby agree that, during the term hereof, this Voting Agreement, and your obligations hereunder, will attach to the Shares and will be binding upon any person or entity to which legal or beneficial ownership of the Shares may pass, whether by operation of law or otherwise, including, without limitation, and if applicable, your heirs, guardians, administrators, successors, and assigns, and that any subsequent holder of any Shares will take them subject to this Voting Agreement and will take all necessary actions to become a party hereto as reasonably requested by the Parent and the Company.

     This Voting Agreement will become effective and binding upon you, the Parent, the Company, and any other signatories as of the date that holders of 66.67% of the Series B Stock and holders of 66.67% of the Series D Stock become parties hereto, regardless of whether additional holders of the Common Stock, the Series B Stock, the Series D Stock, or the Series E Stock become additional parties hereto after such date. This Voting Agreement will terminate, and all rights and obligations of the parties hereto will terminate, upon the Expiration Date. For purposes of this Voting Agreement, we each hereby agree that the term “Expiration Date” will mean the date and the time of the earlier of

(i)	our written consent;

(ii)	the termination of the Purchase Agreement in accordance with its terms; or

(iii)	the Effective Time.

     No such termination will relieve any of us from liability for any willful breach of this Voting Agreement occurring prior to the Expiration Date.

     We each hereby agree that irreparable damage would occur in the event that any provision of this Voting Agreement is not performed in accordance with its terms or is otherwise breached. Accordingly, we hereby agree that each of us will be entitled to specific relief hereunder, including, without limitation, an injunction or injunctions to prevent and enjoin breaches of the provisions of this Voting Agreement and to enforce specifically the terms and provisions contained herein, in any court of the United States or any state having jurisdiction, this right being without prejudice to the remedies otherwise available at law or in equity. This Voting Agreement will be governed by and construed in accordance with the internal laws (and not the law of conflicts) of the State of Delaware. We each hereby agree to pay our own expenses in connection with the execution and performance of this Voting Agreement.

     If any term, provision, covenant, or restriction of this Voting Agreement is held by a court of competent jurisdiction to be invalid, void, or unenforceable, the remainder of the terms, provisions, covenants, and restrictions contained herein will remain in full force and effect and will in no way be affected, impaired, or invalidated.

     This Voting Agreement may be signed in multiple counterparts. All of such executed counterparts, and each of them, will be deemed to be one and the same instrument. Signatures that are submitted via facsimile transmission will be deemed to be the equivalent of original signatures.

[Signature Pages Follow]

     Please indicate your agreement by signing this Voting Agreement in the space provided on the following page, whereupon a binding agreement will have been formed between us in respect of the foregoing.

Very truly yours,

NOVO NETWORKS, INC.

By:	/s/ Steven W. Caple

Steven W. Caple President

BERLINER COMMUNICATIONS, INC.

By:	/s/ Richard M. Berliner

Richard M. Berliner
President & Chief Executive Officer

Acknowledged and agreed as of the date first written above.

Authorized Signature:

Title (if Applicable):

Name of Signatory:

Owner of Shares:

February 16, 2005

To All Holders of Our Series B, Series D, and Series E Convertible Preferred Stock:

      This letter is being sent to clarify two potential ambiguities in our agreement (the “Voting Agreement”) regarding the shares ($0.00002 par value per share) of common stock (the “Common Stock”), Series B Convertible Preferred Stock (the “Series B Stock”), Series D Convertible Preferred Stock (the “Series D Stock”), and Series E Convertible Preferred Stock (the “Series E Stock,” and together with the Series B Stock and the Series D Stock, the “Preferred Stock”), which will be issued to Berliner Communications, Inc. (the “Company”), of Novo Networks, Inc., a Delaware corporation, that are beneficially owned (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended) by you and any other shares of Common Stock or Preferred Stock as to which you may hereafter acquire beneficial ownership. Capitalized terms used herein, but not otherwise defined, will have the meanings ascribed to them in the Voting Agreement.

1.	Under the heading Miscellaneous Provisions in the Voting Agreement, we note that the representation and warranty under the first subsection (iii) should be construed only to be a representation and warranty as to the date that you executed the Voting Agreement, and will not be construed as continuing representation or warranty or covenant reaching past such execution date; and

2.	While the Voting Agreement will terminate, and all rights and obligations of the parties thereto will terminate, upon the Expiration Date, the provisions for the selection of a board designee set forth under the heading Agreement Among the Holders of the Series B Stock, the Series D Stock, and the Company in the Voting Agreement will not terminate and will survive the termination of the remaining provisions of the Voting Agreement until such time as the Converted Preferred Stockholders collectively hold less than 30% of the shares of Common Stock held by the Converted Preferred Stockholders at the Effective Time.

Very truly yours, NOVO NETWORKS, INC.
By:
Steven W. Caple
President

ACKNOWLEDGMENT

      IN WITNESS WHEREOF, the undersigned, Berliner Communications, Inc., hereby acknowledges and agrees to the matters set forth in paragraphs 1 and 2 of the notice, dated February 16, 2005, to the holders of Series B, Series D, and Series E Convertible Preferred Stock of Novo Networks, Inc., to which this Acknowledgment is attached.

BERLINER COMMUNICATIONS, INC.
By:	/s/ Richard M. Berliner
Richard M. Berliner
President & Chief Executive Officer

Dated: February 25, 2005

NOVO NETWORKS, INC.

SCHEDULE OF DIFFERENCES TO
EXHIBIT 9.2 — FORM OF VOTING AGREEMENT

Stockholder	Address	Authorized Signatory

Rock Creek Partners II, Ltd.	1200 Riverplace Blvd., Suite 902	By Rock Creek Capital II, Ltd.,
	Jacksonville, Florida 32207	its General Partner,
By Rock Creek Capital Group, Inc., its General Partner
By Ashton Hudson, Vice President

Goff Moore Strategic Partners, L.P.	777 Main Street, Suite 2250 Fort Worth, Texas 76201	By GMSP Operating Partners, L.P., its general partner By GMSP, L.L.C., its general partner By John C. Goff, Managing Principal

John C. Goff	c/o Goff Moore Strategic Partners, L.P.	John C. Goff
777 Main Street, Suite 2250
Fort Worth, Texas 76201

Hugh M. Balloch	c/o Goff Moore Strategic Partners, L.P. 777 Main Street, Suite 2250 Fort Worth, Texas 76201	Hugh M. Balloch

GNA Investments I, L.P.	c/o Goff Moore Strategic Partners, L.P.	By Goff Moore Strategic Partners, L.P.
	777 Main Street, Suite 2250	By GMSP Operating Partners, L.P., its general partner
	Fort Worth, Texas 76201	By GMSP, L.L.C., its general partner
By John C. Goff, Managing Principal

Darla D. Moore	c/o Goff Moore Strategic Partners, L.P.	Darla D. Moore
	777 Main Street, Suite 2250	By Melissa T. Parrish,
	Fort Worth, Texas 76201	Attorney-in-fact

Courtney E. Rainwater	c/o Goff Moore Strategic Partners, L.P.	Courtney E. Rainwater
	777 Main Street, Suite 2250	By Melissa T. Parrish,
	Fort Worth, Texas 76201	Attorney-in-fact

Matthew J. Rainwater	c/o Goff Moore Strategic Partners, L.P.	Matthew J. Rainwater
	777 Main Street, Suite 2250	By Melissa T. Parrish,
	Fort Worth, Texas 76201	Attorney-in-fact

R. Todd Rainwater	c/o Goff Moore Strategic Partners, L.P.	R. Todd Rainwater
	777 Main Street, Suite 2250	By Melissa T. Parrish,
	Fort Worth, Texas 76201	Attorney-in-fact

Stockholder	Address	Authorized Signatory

Richard E. Rainwater	c/o Goff Moore Strategic Partners, L.P.	Richard E. Rainwater
	777 Main Street, Suite 2250	By Melissa T. Parrish,
	Fort Worth, Texas 76201	Attorney-in-fact

Richard P. Ruocchio	c/o Goff Moore Strategic Partners, L.P.	Richard P. Ruocchio
777 Main Street, Suite 2250
Fort Worth, Texas 76201

Fayez Sarofim Investment Partnership No. 5 L.P.	Two Houston Center, Suite 2907 Houston, Texas 77010	By FSI No. 2 Corporation, its Managing General Partner By Raye G. White, Executive Vice President

CB Private Equity Partners, L.P.	c/o Crossbow Equity Partners One North Clematis Street, Suite 510 West Palm Beach, Florida 33401	By Crossbow Equity Partners L.P. By Stephen J. Warner